 Exhibit 99.1

TransAlta Corporation to Acquire TransAlta Renewables Inc. to Simplify Structure and Enhance Strategic Position

  Business combination creates a unified, large-scale clean electricity leader to serve customers with clean and reliable electricity
  Creates a single, publicly-traded entity with one strategy and a simplified governance structure that facilitates growth, and provides greater clarity around the execution of the Clean Electricity Growth Plan
  The combined company enhances diversification, increases public float and trading liquidity, with attractive transaction metrics that unlocks value to the benefit of all shareholders
  Consideration payable to shareholders of TransAlta Renewables Inc. is equal to $13.00 per common share, which represents an 18.3% premium based on a closing price of $10.99 per common share of TransAlta Renewables Inc. as of July 10, 2023
  Shareholders of TransAlta Renewables Inc. will be entitled to choose to receive, for each common share of TransAlta Renewables Inc. that they hold, 1.0337 common shares of TransAlta Corporation or $13.00 in cash, subject to pro-rationing based on a maximum aggregate issuance of 46,441,779 common shares of TransAlta Corporation and maximum aggregate cash consideration of $800 million
  A special committee of independent directors of TransAlta Renewables Inc., who conducted an independent and comprehensive review process, supported by the receipt of two fairness opinions, unanimously recommends that the shareholders of TransAlta Renewables Inc. vote in favour of the transaction

CALGARY, AB, July 11, 2023 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta") and TransAlta Renewables Inc. (TSX: RNW) ("RNW") today announced that they have entered into a definitive arrangement agreement (the "Agreement") under which TransAlta will acquire all of the outstanding common shares of RNW (each, a "RNW Share") not already owned, directly or indirectly, by TransAlta and certain of its affiliates, subject to the approval of RNW shareholders.

"With the execution of our Clean Electricity Growth Plan well underway, it is clear that the strategies of both TransAlta and RNW have converged. Now is the right time to bring these two companies together to create a single clean electricity leader. The combined company's greater scale and enhanced positioning will drive benefits and unlock value for all of our shareholders. The combination of the two companies will be underpinned by a single strategy that provides greater clarity to investors and will support future growth," said Mr. John Kousinioris, President and Chief Executive Officer of TransAlta.

"We are pleased to announce that this transaction provides RNW shareholders with an immediate premium and greater growth and cash flow certainty going forward. It resolves significant risks associated with maintaining RNW's current dividend level given challenges with RNW's cash available for distribution due to near-term contract expiries, significant increases to cash taxes and other factors," said Mr. David Drinkwater, Chair of the Board of Directors of RNW. "A special committee of independent directors of RNW undertook a comprehensive process with its own independent advisors to negotiate the Agreement to ensure fair value for RNW, and we are pleased to recommend this Agreement to our shareholders."

Under the terms of the Agreement, each RNW Share will be exchanged for, at the election of each holder of RNW Shares ("RNW Shareholders"):

  1.0337 common shares of TransAlta (each, a "TransAlta Share"), or
  $13.00 in cash.

The consideration payable to RNW Shareholders is subject to pro-rationing based on a maximum aggregate number of TransAlta Shares that may be issued to RNW Shareholders of 46,441,779 and a maximum aggregate amount of cash of $800 million. The transaction will be effected by way of an arrangement under the Canada Business Corporations Act (the "Arrangement").

The consideration payable to RNW Shareholders represents an 18.3% premium based on the closing price of RNW Shares on the Toronto Stock Exchange ("TSX") as of July 10, 2023. The total consideration paid to RNW Shareholders is valued at $1,384,051,812 on July 10, 2023, of which $800 million will be paid in cash. The combined company will operate as TransAlta and remain listed on the TSX and the New York Stock Exchange ("NYSE"), under the symbols "TA" and "TAC", respectively.

Key Highlights and Rationale for Arrangement

The Arrangement provides shareholders of the combined company with a single strategy and a clear and compelling opportunity for long-term growth:

  Alignment and Execution of a Single Strategy: The combined company will share a common strategic path to achieve its clean electricity growth objectives and be more competitive as a single, streamlined, publicly-listed entity. It will align, clarify and enhance management's strategic focus and efforts in the marketing, development, construction, operation and maintenance of generation assets to serve customers with clean and reliable electricity.
  Accretive Transaction and Attractive Dividend, while Supporting Future Growth: Following the transaction, shareholders of the combined company will benefit from an accretive transaction and receive a sustainable quarterly dividend while ensuring the combined company retains sufficient cash flow for reinvestment in future growth projects.
  Direct Ownership in One of Canada's Largest Independent Power Producers: The combined company will have unified and direct ownership interests in a diversified portfolio of wind, hydro, solar, storage and natural gas generation assets, all backed by an aligned strategy that allows shareholders of the combined company to benefit from future growth.
  Increased Scale, Public Float and Liquidity: The combined company will have a larger market capitalization and will provide stronger access to capital markets while providing increased trading liquidity. The reduced corporate complexity will provide greater transparency and understanding of the combined company's business, which is expected to enable investment in TransAlta's growing clean electricity portfolio.
  Synergies: The combined company will benefit from greater efficiencies and corporate synergies under a single entity. The combined company will create opportunities for further capital efficiencies by funding growth in a single simplified entity, providing a higher retention of cash flows, and resulting in lower corporate and administration costs.

Benefits to RNW Shareholders

The transaction offers RNW Shareholders a compelling investment proposition and is expected to provide the following benefits:

  Fair Offer Reflecting Attractive Premium: The terms of the offer represent an 18.3% premium based on the closing price of RNW Shares on the TSX as of July 10, 2023, and a 13.6% premium relative to RNW's 20-day volume-weighted average price per share as of July 10, 2023.
  Clear and Sustainable Path Going Forward: The combined company will provide resilience and mitigate near-term risks associated with maintaining RNW's current dividend level given its challenges with contract expiries and increased cash taxes. This combined company will provide stronger dividend sustainability and payout coverage, and it will be better positioned to realize growth as compared to RNW as a standalone entity.
  Expanded Pool of Assets: The combined company will offer an expanded pool of assets and business capabilities. RNW Shareholders who elect to receive TransAlta shares as consideration will become owners of TransAlta's high-quality Alberta assets, which total 3.3 GW in the combined company. It will also provide exposure to TransAlta's energy marketing division that delivers industry-leading trading capability and market insights to generate strong cash flows driving further portfolio diversification.
  Simplified Structure and Synergies: The simplified structure provides clarity of ownership and enhanced transparency, including through the elimination of tracking shares, which will enhance the investment analysis and decision-making process for investors. The combined company will also optimize the use of capital to fund growth more efficiently as compared to RNW as a standalone entity.
  Immediate Exposure to Alberta Electricity Market: RNW Shareholders will benefit from upside due to the current strong power price environment in Alberta and TransAlta's position in the Alberta market to generate significant cash flows through the capabilities and expertise of TransAlta's leading asset optimization team, while continuing to benefit from a strong underlying base of contracted cashflows.
  Enhanced Growth Opportunities: RNW Shareholders who elect to receive TransAlta Shares as consideration will be able to directly participate in the benefits of the combination including a consolidated development pipeline of 4.3 GW of clean electricity projects and early-stage investments in new technologies, along with access to business development expertise and innovation capabilities to enhance growth potential that will support capital appreciation.

Benefits to TransAlta Shareholders

The Arrangement is strategically and economically attractive to holders of TransAlta Shares ("TransAlta Shareholders") and provides the following benefits:

  Enhanced Strategic Position: The combined company will leverage scale, assets and capabilities in all markets, while retaining greater exposure to the growth in clean electricity opportunities. The Arrangement will provide economic contribution from an incremental 1,187 MW of generating capacity, being 39.9% of the generating capacity at RNW not currently owned by TransAlta (directly or indirectly). The Arrangement also increases the proportion of TransAlta's contractedness and diversifies the impact of TransAlta's merchant market exposure.
  Sustainable, Attractive Transaction Metrics:  The Arrangement is accretive to free cash flow and provides greater financial flexibility by increasing the retention of cash, which will support the combined company's growth plan.
  Execution of a Single Strategy:  The Arrangement provides clarity and will result in the execution of a single strategy. All future growth will be pursued in the combined company and funded with greater capital efficiency, while the combined company retains access to future growth in contracted opportunities.
  Increased Liquidity and Synergies: The combined company will have an increased public float and trading liquidity, and have access to more efficient capital, along with corporate synergies.
  Maintains Financial Strength: The simplified structure and funding of the Arrangement is expected to have a neutral impact to the credit rating of TransAlta.

Additional Information on the Arrangement

TransAlta owns 160,398,217 RNW Shares, representing approximately 60.1% of the outstanding RNW Shares. As a result of the Arrangement, TransAlta would issue an estimated 46,441,779 TransAlta Shares, representing approximately 15% of the total number of outstanding TransAlta Shares after giving effect to the Arrangement.

The Arrangement is subject to the approval by: (i) 66 2/3% of the votes cast by RNW Shareholders present in person or by proxy at a special meeting of RNW Shareholders (the "RNW Meeting") called to consider the Arrangement; and (ii) a majority of the votes cast by RNW Shareholders present in person or by proxy at the RNW Meeting after excluding the votes attached to RNW Shares that, to the knowledge of RNW and its directors and senior officers, after reasonable inquiry, are beneficially owned or over which control or direction is exercised by TransAlta, the directors and senior officers of TransAlta, any TransAlta Shareholder holding more than 10% of the issued and outstanding TransAlta Shares and any other person who is an "interested party" or a "related party" of an "interested party" in relation to RNW with respect to the Arrangement within the meaning of Canadian securities laws.

The exchange of RNW Shares for TransAlta Shares will generally be tax deferred, while the exchange of RNW Shares for cash will generally be a taxable disposition, in each case, for Canadian income tax purposes. Any RNW Shareholder who receives a combination of TransAlta Shares and cash for its RNW Shares will be able to file a joint tax election that may, depending on the RNW Shareholders' own circumstances, allow for the exchange of its RNW Shares to occur on a fully tax-deferred basis for Canadian income tax purposes.

The Agreement provides for, among other things, a non-solicitation covenant of RNW, subject to a customary "fiduciary out" provision that entitles RNW to consider and accept a superior proposal if TransAlta does not match the superior proposal within a five-business day period. If the Agreement is terminated in certain circumstances, including if RNW enters into an agreement with respect to a superior proposal, TransAlta is entitled to a termination payment of $95.4 million.

In addition to the required approvals of RNW Shareholders, closing of the Arrangement is also subject to obtaining the approval of the Court of King's Bench of Alberta, required regulatory approvals and other customary closing conditions.

Further details regarding the Arrangement will be contained in a management information circular (the "Circular") for the RNW Meeting to be sent to RNW Shareholders in connection with the RNW Meeting. The Circular is expected to be mailed on or about August 25, 2023, and the RNW Meeting is expected to be held on or about September 26, 2023.

If all approvals are received and other closing conditions satisfied, the Arrangement is expected to be completed early in the fourth quarter of 2023.

Copies of the Agreement will be filed by TransAlta with the U.S. Securities and Exchange Commission and the Canadian securities regulators and will be available for viewing at www.sec.gov and www.sedar.com. The Circular, as well as other filings containing information about the Arrangement including the Agreement, will also be available for viewing under RNW's profile on www.sedar.com. All RNW Shareholders are urged to read the Circular once available as it will contain additional important information concerning the Arrangement.

Support for the Arrangement

The Arrangement is the result of an independent and comprehensive review process. The Board of Directors of RNW (the "RNW Board") delegated to a special committee consisting solely of independent directors of RNW (the "RNW Special Committee") the authority to, among other things, review, evaluate and negotiate the Arrangement on behalf of RNW.

National Bank Financial Inc. ("NBF") and TD Securities Inc. ("TD"), acting as independent financial advisors to the RNW Special Committee, have each provided their verbal opinions to the RNW Special Committee (subject to certain assumptions and qualifications) that the Arrangement is fair from a financial point of view to the RNW Shareholders (the "RNW Opinions") without consideration to TransAlta and any affiliate thereof. NBF has also prepared a formal valuation of the RNW Shares (the "Formal Valuation"), and based upon their analysis and subject to the various assumptions, qualifications, and limitations to be set forth in its written valuation report, in addition to other factors that it considered relevant, the fair market value of a RNW Share as of July 10, 2023 was in the range of $12.25 and $13.60. The RNW Special Committee, after considering the terms of the Arrangement, the RNW Opinions, the Formal Valuation, advice of its independent financial and legal advisors and other relevant matters, recommended to the RNW Board that it determine that the Arrangement is in the best interests of RNW and fair to RNW Shareholders (without consideration to TransAlta and any affiliate thereof), approve the execution and delivery of the Agreement and recommend that RNW Shareholders vote in favour of the Arrangement.

After considering, among other things, the recommendation of the RNW Special Committee and its receipt of the RNW Opinions and the Formal Valuation, the RNW Board (with four directors who are not independent abstaining) unanimously determined that the Arrangement is in the best interests of RNW and is fair to the RNW shareholders (without consideration to TransAlta and any affiliate thereof), approved the execution and delivery of the Agreement and unanimously recommends that RNW Shareholders vote in favour of the Arrangement.

RBC Dominion Securities Inc. ("RBC Capital Markets"), acting as financial advisor to TransAlta, provided a verbal opinion, as of July 10, 2023, to the Board of Directors of TransAlta (subject to assumptions and qualifications) that the consideration to be paid by TransAlta pursuant to the Arrangement is fair from a financial point of view to TransAlta (the "TransAlta Fairness Opinion"). After considering, among other things, the TransAlta Fairness Opinion, the TransAlta Board determined that the Arrangement is in the best interests of TransAlta and approved the execution and delivery of the Agreement.

All of the directors of RNW have entered into support agreements with TransAlta pursuant to which they have agreed to vote their respective RNW Shares in favour of the Arrangement at the RNW Meeting. Additionally, TransAlta, holding approximately 60.1% of the RNW Shares, intends to vote its RNW Shares in favour of the Arrangement at the RNW Meeting.

Investor Call

A conference call with the investment community will take place on July 11 at 9:00 a.m. MST (11:00 a.m. EST). The call will begin with a short address by John Kousinioris, President and Chief Executive Officer, and Todd Stack, President of TransAlta Renewables and Executive Vice President, Finance and Chief Financial Officer of TransAlta, followed by a question-and-answer period for analysts and media.

Dial-in number – TransAlta Corporation Acquires TransAlta Renewables Conference Call

Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/ and on the Investors section of TransAlta Renewables' website at https://transaltarenewables.com/investors/presentations-and-events/. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 181225 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's and RNW's website once it becomes available.

Additional Information Relating to the Transaction

TransAlta's website includes details of the transaction at www.transalta.com/RNWacquisition. Details of the transaction may also be accessed through the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events/.

Advisors

RBC Capital Markets is acting as financial advisor to TransAlta. Norton Rose Fulbright Canada LLP is acting as legal advisor to TransAlta.

NBF and TD are acting as financial advisors to the RNW Special Committee. Stikeman Elliott LLP is acting as legal advisor to the RNW Special Committee.

About TransAlta Corporation

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud community member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 68 per cent reduction in GHG emissions or 22 million tonnes since 2015 and has received scores of A- from CDP and A from MSCI.

For more information about TransAlta, visit our website at transalta.com.

About TransAlta Renewables Inc.

TransAlta Renewables Inc. is among the largest of any publicly traded renewable independent power producers ("IPP") in Canada. TransAlta Renewables' asset platform and economic interests are diversified in terms of geography, generation and counterparties and consist of interests in 26 wind facilities, 11 hydroelectric facilities, eight natural gas generation facilities, two solar facilities, one natural gas pipeline, and one battery storage project, representing an ownership interest of 2,965 megawatts of owned generating capacity, located in the provinces of British Columbia, Alberta, Ontario, Québec, New Brunswick, the States of Pennsylvania, New Hampshire, Wyoming, Massachusetts, Michigan, Minnesota, Washington, North Carolina, and the State of Western Australia.

For more information about RNW, visit its website at transaltarenewables.com.

Additional Disclosures

This press release does not constitute an offer to buy or sell or the solicitation of an offer to sell or buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration and other requirements under applicable law.

Cautionary Note – Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements"). Forward-looking statements are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "plans", "estimates", "intends", "targets", "result", "future" or negative versions thereof and other similar expressions or future or conditional verbs such as "may", "can", "will", and "would". These statements may include, without limitation, statements regarding: expectations with respect to the business, financial prospects and future opportunities for the combined company, including its broader platform with enhanced diversification and simplified governance structure; the combined company's stronger access to capital markets; the complementary nature of the combined company's asset base and that the combined company will share a common strategic path; increased competitiveness of the combined company; enhancement of management's efforts in serving customers with low-cost clean electricity; increased trading liquidity of the combined company's shares and that such shares will remain listed on the TSX and the NYSE; the combined company's enhanced access to operational, tax and corporate synergies; the combined company's dividend plans following closing of the Arrangement; the expected benefits of the Arrangement to the RNW Shareholders, including stronger dividend sustainability, directly participating in the upside of TransAlta's development pipeline of renewable energy projects and other corporate synergies; the expected benefits of the Arrangement to TransAlta Shareholders, including that the combined company will leverage scale, assets and capabilities in all markets, that the transaction is expected to be accretive to free cash flow, all future growth will be pursued in the combined company and funded with greater capital efficiency, and greater access to contracted cash flows through the acquisition of the remaining 39.9% interest of RNW; the expectation that the transaction will have a neutral impact to TransAlta's credit rating; the tax implications of the Arrangement and the ability of a RNW Shareholder to file a joint tax election; the anticipated date of the RNW Meeting, the Circular sent in connection therewith and the expected mailing date thereof; the anticipated closing conditions and regulatory approvals pursuant to the Agreement; and the anticipated timing and completion of the Arrangement, including the expected closing date of the Arrangement.

Forward-looking statements are based upon, among other things, factors, expectations and assumptions that TransAlta and RNW have made as at the date of this news release regarding, among other things: the satisfaction of the conditions to closing of the Arrangement in a timely manner, if at all, including the receipt of all necessary approvals; the combined company's ability to successfully integrate the businesses of TransAlta and RNW; TransAlta's ability to issue TransAlta Shares pursuant to the Arrangement; sources of funding that each of TransAlta and RNW have relied upon in the past continue to be available to the combined company on terms favourable to the combined company; the combined company will have access to sufficient capital to pursue future development plans; there will be increases to the combined company's share price and market capitalization over the long term; and that the combined company will have the ability to return capital to its shareholders.

Forward-looking statements involve significant known and unknown risk and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such results will be achieved. These risks include, but are not limited to: the completion and timing of the Arrangement; the ability of TransAlta and RNW to receive, in a timely manner, the necessary regulatory, court, shareholder, stock exchange and other third-party approvals and to satisfy the other conditions to closing of the Arrangement; the ability of the parties to complete the Arrangement on the terms contemplated by TransAlta and RNW or at all; the ability of the combined company to realize the anticipated benefits of, and synergies and savings from, the Arrangement; consequences of not completing the Arrangement, including the volatility of the share prices of TransAlta and RNW, negative reactions from the investment community, and the required payment of certain costs related to the termination of the Arrangement; the accuracy of the pro forma financial information of the combined company; and the focus of management's time and attention on the Arrangement and other disruptions arising from the Arrangement. Additional risk factors relating to TransAlta and RNW are described in further detail in TransAlta's management's discussion and analysis and annual information form for the year ended December 31, 2022, and in RNW management's discussion and analysis and annual information form for the year ended December 31, 2022, and in TransAlta's management's discussion and analysis and RNW's management discussion analysis, each for the three months ended March 31, 2023, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta and RNW's expectations only as of the date of this news release, as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements. TransAlta and RNW disclaim any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2023/11/c0162.html

%CIK: 0001144800

For further information: Investor Inquiries: TransAlta Corporation., Toll Free: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; TransAlta Renewables Inc., Toll Free: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Toll Free: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 11-JUL-23